UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 285th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: December 9, 2015, at 11 a.m., at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The totality of the Directors of Telefônica Brasil S.A. ("Telefônica Brasil" or "Company"), who subscribe to these minutes, representing a quorum required in accordance with the Bylaws. The Directors Mr. Eduardo Navarro de Carvalho, Mr. Francisco Javier de Paz Mancho and Mr. Luis Javier Bastida, participated by video conference in Madrid, Spain, all pursuant to article 19, paragraph 4 of the Bylaws.

4. RESOLUTIONS AND DELIBERATIONS:

4.1. PROGRAM FOR THE BUYBACK OF SHARES ISSUED BY THE COMPANY: Having analyzed the market conditions, the administration considered appropriate to approve a program for the buyback of common and preferred shares issued by the Company ("Program").

Therefore, the Board of Directors, pursuant to article 17, item XV of Bylaws, unanimously approved the Program, in accordance with Annex I to this Minutes and with CVM Instruction No. 567, of September 17, 2015 ("ICVM 567"), which was authorized as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the capital allocation.

(ii) Resources: the buybacks will be made through the use of the capital reserve balance constant in the latest balance sheet published on September 30, 2015 (R$ 2.2 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

Minutes of the 285th MBD of 12.09.15 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 285th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

(iii) Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to June 8, 2017, and the acquisitions will be made in BM&FBOVESPA at market prices, and it is for the Board to decide the timing and amount of shares to be acquired, either in a single transaction or in a series of operations, and set the parameters for carrying out the purchases, all within legal limits.

(iv) Number of Shares to be acquired: up to a maximum of 870,530 common shares and 41,510,371 preferred shares, corresponding to less than 10% of the shares of each class outstanding on the date hereof, respectively.

(v) Number of Outstanding Shares: 31,606,942 common shares and 415,111,046 preferred shares; considering the 2,290,164 common shares and 734 preferred shares in treasury; and excluding shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, section I, § 3 of ICVM 567.

(vi) Intermediary Financial Institutions: the operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

Finally, the members of the Board of Directors authorized the Executive Board to take all actions necessary for the full execution of the Program.

São Paulo, December 9, 2015. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 285th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 9, 2015, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Minutes of the 285th MBD of 12.09.15 Page 2/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 ANNEX I OF THE MINUTES OF THE 285th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

Annex 30-XXXVI of the CVM Instruction No. 480/09, as amended

Trading of Shares Issued by the Company

1. Justify in detail the purpose and expected economic effects of the operation:

The program for the buyback of shares issued by Telefônica Brasil S.A. ("Company") approved at the meeting of the Board of Directors held today aims to acquire common and preferred shares issued by the Company for subsequent cancellation, sale or hold in treasury, without capital stock reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the allocation of the Company's capital;

2. Inform the number of shares (e) outstanding and (ii) already held in treasury:

The amount of Company's shares (i) outstanding is 31,606,942 common shares and 415,111,046 preferred shares, excluding the shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, item I, § 3 of CVM Instruction No. 567, of September 17, 2015 ("ICVM 567"); and (ii) held in treasury is 2,290,164 common shares and 734 preferred shares.

3. Inform the number of shares that may be acquired or disposed of:

To a maximum of 870,530 common shares and 41,510,371 preferred shares, corresponding to less than 10% of the shares of each class outstanding on the date hereof, respectively, considering the 2,290,164 common shares and 734 preferred shares held in treasury.

4. Describe the main characteristics of the derivative instruments that the company were to use, if any:

Not applicable, as the Company will not use derivative instruments in this transaction.

5. Describe, if any, any existing agreements or voting instructions between the company and the counterparty of operations:

Annex I of the Minutes of the 285th MBD of 12.09.15 Page 1/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 ANNEX I OF THE MINUTES OF THE 285th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

Not applicable, since the operations will be held through the stock exchange, so counterparties are not known to the Company.

6. In the case of transactions carried out in organized securities markets, inform: a. the maximum price (minimum) for which the shares will be acquired (sold); and b. if applicable, the reasons to perform the operation at prices more than 10% (ten percent) higher, in the case of purchase, or more than 10% (ten percent) lower, in the case of sale, than the average price, weighted by volume, within ten (10) trading days prior:

Not applicable, the transactions will be effected on the stock exchange.

7. Inform, if any, the impacts that the trading will have on the composition of the shareholding control or management structure of society:

Not applicable, as the Company does not expect impacts on the controlling composition or on the administrative structure of society.

8. Identify counterparties, if known, and, in the case of related party company, as defined by accounting rules that address this matter, provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009:

Not applicable as the counterparties are not known and are also not related parties of the Company.

9. State the allocation of resources earned, if any:

In case of disposal of the shares acquired within the program, the allocation of funds will be decided in due course, when there will be proper communication to the market.

10. State the deadline for the settlement of authorized operations:

Beginning from the date of the Board of Directors' resolution, shall remain in force up to June 8, 2017, and the acquisitions will be made in BM&FBOVESPA at market prices, and it is for the Board to decide the timing and amount of shares to be acquired, either in a single transaction or in a series of operations, and set the parameters for carrying out the purchases, all within legal limits.

Annex I of the Minutes of the 285th MBD of 12.09.15 Page 2/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 ANNEX I OF THE MINUTES OF THE 285th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

11. Identify institutions that act as intermediaries, if any:

The operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

12. Specify the resources to be used, according to art. 7, § 1, of CVM Instruction No. 567, of September 17, 2015:

The resources from the capital reserve balance will be used: R$ 2.2 billion as the Interim Financial Statements based on September 30, 2015. This figure already excludes the reserves referred to in Article 7, § 1, of CVM Instruction 567.

13. Specify the reasons why members of the board of directors are comfortable that the share buyback shall not affect the fulfillment of obligations to creditors or the payment of mandatory dividends, fixed or minimum:

According to the Interim Financial Statements based September 30, 2015 date, the Company's cash is R$ 6.3 billion. For illustrative purposes, in the event of repurchase of all 42,380,901 shares, the amount that would be allocated to such an operation (considering the weighted average price of the last 30 days) amount to approximately R$ 1.7 billion. This corresponds to less than 30% of the Company's cash.

The Board of Directors of the Company believes the Company's current financial position, its capital structure, as well as its high capacity for cash generation and its low level of debt, as well as the perspective existing today and, based on current information, for the evolution of the financial situation during the term of the Program, give it flexibility and sufficient financial capacity to implement the share buyback under this program by applying available resources without prejudice to its ability to fulfillment of the obligations to creditors, as well as the payment of mandatory fixed or minimum dividends.

Annex I of the Minutes of the 285th MBD of 12.09.15 Page 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director